  THIS NEWS RELEASE IS INTENDED FOR DITRIBUTION IN CANADA ONLY AND IS NOT AUTHORIZED FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSMINATION IN THE UNITED STATES

EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, B.C.  V6C 3P1
www.emgold.com

December 28, 2011	TSX Venture Exchange: EMR
OTC Bulletin Board: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

Emgold Closes Second and Final Tranche
 of Flow-Through Private Placement

Closing of Second and Final Tranche of Private Placement of “Flow-Through” Common Share Units

Emgold is pleased to announce that it has closed the second and final tranche of a non-brokered private placement of “flow–through” units (“FT Units).  A total of 1,434,616 FT Units were issued in the second tranche at the price of CDN$0.13 per FT Unit to raise CDN$186,500.  Total combined proceeds from the first and second tranche of the financing were $767,750.

Each FT Unit consists of one “flow–through” common share of the Company and one half of one common share purchase warrant (each whole warrant, a “Warrant”).  Each Warrant entitles the holder to purchase, for a period of 18 months, one additional common share of the Company at a price of CDN$0.20 per share.

Finder’s Fees of CDN$14,920 and 114,769 Finder’s Warrants were awarded in relation this tranche of the financing.  Each Finder’s Warrant entitles the holder to purchase, for a period of 18 months, one additional common share of the Company at a price of CDN$0.15.  The Finder’s Warrants, as well as the common shares and the Warrants issued in connection with this private placement, are subject to a hold period of four months, expiring on April 29, 2012.  The proceeds from the FT Units will be used for exploration of Emgold’s B.C. properties in 2012.

Information Regarding Emgold

Emgold is currently in the advanced stage of permitting the Idaho-Maryland Project, located in Grass Valley, CA.  The Idaho-Maryland Mine was once the second largest underground gold mine in California and is reported to have produced 2.4 million ounces of gold at an average recovered grade of 0.43 ounce per ton. Emgold has a number of earlier stage exploration properties including the Buckskin Rawhide Property in Nevada, and the Stewart Property and the Rozan Property in British Columbia.  The Rozan Property is currently optioned to Valterra Resource Corporation.  For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.  Company filings are available at www.sedar.com.

The scientific or technical information contained in this news release has been reviewed and approved by Mr. Robert Pease P.Geo., Chief Geologist of the Company, a Qualified Person as defined in National Instrument 43-101.

On behalf of the Board of Directors

David G. Watkinson, P.Eng.
President & CEO

For further information please contact:

Tel: 604-687-4622  Toll Free: 1-888-267-1400
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.